Subsidiaries of Pioneer Financial Services, Inc.

Pioneer Military Lending, Inc.

Pioneer Military Lending of Georgia, Inc.

Pioneer Military Lending of Nevada, Inc.

Military Acceptance Corporation of Nevada, Inc.

Pioneer Military Insurance Company

Pioneer Sales Services GmbH

Pioneer Services Lending, Inc.

Pioneer Funding, Inc.

Military Acceptance Corporation, Inc.

Armed Services Benefits

Pioneer Military Lending of Florida, Inc.